06005426

PJB 3/22

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47899

A/B 3/30

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOSLIN, JEFFREY ALEX

Jeff Joslin, dba StockTraders

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16152 Beach Blvd. Suite 271
(No. and Street)

Huntington Beach, CA 92647
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Joslin (714) 375-1788
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cox, Linda Y.
(Name — *if individual, state last, first, middle name*)

12842 Valley View, Suite 206, Garden Grove, CA 92845
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR - 3 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

STOCKTRADERS

FINANCIAL STATEMENTS

DECEMBER 31, 2005

StockTraders
Financial statements and supplementary information
For the twelve months ended December 31, 2005

CONTENTS

LINDA Y. COX
Certified Public Accountant
12842 Valley View Street, Suite 206
Garden Grove, CA 92845
Tel: (714) 898-3052
Fax: (714) 898-2682
E-Mail: coxcpa@earthlink.net

February 24, 2006

Jeffrey Joslin
dba StockTraders
Huntington Beach, CA

ACCOUNTANT'S AUDIT REPORT

I have audited the accompanying balance sheet of Jeffrey Joslin, dba StockTraders (a sole proprietorship) as of December 31, 2005, and the related statements of income, cash flows, sole proprietor's equity, and changes in liability subordinated to claims of general creditors for the twelve months then ended. These financial statements are the responsibility of StockTraders. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Jeffrey Joslin, dba StockTraders, as of December 31, 2005, and the results of its operations and the changes in its financial position for the twelve months then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared solely from the accounts of Jeffrey Joslin, and do not include the personal accounts of the owner or those of any other operations in which he is engaged. Federal taxes on income of the owner are computed on his total income from all sources; accordingly, no provision for such taxes is included in these statements.

Linda Y. Cox

LINDA Y. COX, CPA
Garden Grove, CA

StockTraders
Balance Sheet
December 31, 2005

Assets

Current Assets		
Cash--Checking & Petty Cash	$1,150	
Cash--Advanced Clearing, Inc.(footnote #3)	45,698	
GE Interest Plus Savings Account	104,819	
Commissions Receivable	9,182	
Total Current Assets		$160,849
Fixed Assets		
Furniture and Fixtures (footnote #2)	5,451	
Less: Accumulated Depreciation (footnote #5)	(5,411)	
Total Fixed Assets		40
Other Assets		
Security Deposit (footnote #4)	735	
Total Other Assets		735
Total Assets		$161,624

Liabilities and Owner's Equity

Current Liabilities		
Accounts Payable	$247	
Commissions Payable	1,380	
Total Current Liabilities		$1,627
Owner's Equity		
Capital, Jeffrey Joslin	178,675	
Draw, Jeffrey Joslin	(129,780)	
Net Income	111,102	
Total Owner's Equity		159,997
Total Liabilities and Owner's Equity		$161,624

See Accountant's Audit Report

StockTraders
Income Statement
For the twelve months ending December 31, 2005

Revenues		
Commissions (Footnote #6)	$138,811	100.00%
Total Revenues	138,811	100.00%
Expenses		
Accounting	1,930	1.39%
Advertising	3,241	2.33%
Client Default	32	0.02%
Commissions Expense	18,170	13.09%
Depreciation (footnote #5)	26	0.02%
Dues & Fees	1,821	1.31%
Insurance	5,504	3.97%
Miscellaneous	45	0.03%
Postage	169	0.12%
Rent (footnote #4)	8,466	6.10%
Supplies	244	0.18%
Telephone	2,889	2.08%
Total Expenses	42,537	30.64%
Income from Operations	96,274	69.36%
Other Income (Loss)		
Interest and Dividend Income	5,765	4.15%
Capital Gain, Sale of Stocks	9,063	6.53%
	14,828	10.68%
Net Income	$111,102	80.04%

See Accountant's Audit Report

StockTraders
Statement of Owner's Equity
December 31, 2005

Beginning Owner's Equity		$178,675
Adjustments to Owner's Equity		
	Net Income	111,102
	Personal Draws	(129,780)
Ending Owner's Equity		$159,997

See Accountant's Audit Report

StockTraders
Statement of Cash Flows
For the twelve months ended December 31, 2005

Cash flows from operating activities		
Net Income		$96,274
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$26	
Decrease in accounts payable	(180)	
Decrease in commissions receivable	4,913	
Total adjustments		4,759
Net cash provided by operating activities		101,033
Cash flows from investing activities:		
Interest and Dividend Income	5,765	
Sale of Investment Stock	9,063	
Net cash used in investing activities		14,828
Cash flows from financing activities:		
Less: Owner's draw	(129,780)	
Net cash provided by or used in financing activities		(129,780)
Net decrease in cash and cash equivalents		(13,919)
Cash and cash equivalents at beginning of year		165,586
Cash and cash equivalents at end of year		$151,667

See Accountant's Audit Report

StockTraders
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
December 31, 2005

Subordinated liabilities at December 31, 2005	$0
Subordinated to claims of general creditors during 2005	0
Liabilities subordinated to claims of general creditors at December 31, 2005	$0

See Accountant's Audit Report

Note 1. BACKGROUND

Jeffrey Joslin, dba StockTraders (a sole proprietorship), is an introducing brokerage company in Huntington Beach, California, which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of its customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

StockTraders is registered with the SEC (Securities & Exchange Commission), NASD (National Association of Stock Dealers), SIPC (Securities Investor Protection Corporation) and with the State of California, Department of Corporations.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

The cost of property and equipment are stated at cost. Depreciation for financial statement purposes is computed on the straight-line basis over the estimated useful lives of the assets, ranging from five to seven years (see footnote 5).

Note 3. CASH AND CASH EQUIVALENTS

Pursuant to contract terms between StockTraders and Advanced Clearing, Inc. (a clearing broker), a minimum balance of $15,000 must be maintained in Stocktrader's Advanced Clearing, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Advanced Clearing, Inc. based upon StockTraders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to StockTraders after all account debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured.

Note 4. SECURITY DEPOSIT/OFFICE LEASE

The $735 security deposit will be returned to StockTraders upon termination of the office lease per agreement between lessor and lesee. Lease payments are $709 per month, with seventeen months remaining on the lease. The total contingent liability for the remaining lease is $$8,508 for 2006, and $3,545 for 2007.

Note 5. DEPRECIATION

Depreciation for the year amounted to $26.

	Estimated Useful Life	Cost
Computer Equipment	5	$3,151
Furniture & Equipment	7	2,300
Total		5,451
Less Accumulated Depreciation		(5,411)
Fixed assets net of accumulated depreciation		$ 40

Note 6. COMMISSIONS EARNED

All trading commissions are received through clearing brokers (see footnote 1). Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

Note 7. CAPITALIZATION REQUIREMENTS

Brokers or dealers who introduce customer accounts (introducing brokers) are required to maintain net capital of $50,000 during the period that they engage in the sale of securities. The NASD under SEC Rule 17a-11 places an additional requirement on its members requiring capitalization at 120% of the minimum net capitalization requirement, or $60,000. StockTraders net capital at December 31, 2005 of $150,517 was in compliance with the minimum net capitalization requirements. For a detailed analysis of net capital, see Supplemental Schedule #1 which is a part of these audited financial statements.

LINDA Y. COX
Certified Public Accountant

12842 Valley View Street, Suite 206
Garden Grove, CA 92845
Tel: (714) 898-3052
Fax: (714) 898-2682
E-Mail: coxcpa@earthlink.net

February 24, 2006

ACCOUNTANT'S AUDIT REPORT ON SUPPLEMENTARY INFORMATION

The accompanying supplementary information contained in the following pages is presented for purposes of additional analysis and has been subjected to the same inquiries and analytical procedures applied in the audit of the basic financial statements. All information contained therein is the responsibility of StockTraders. In my opinion the schedules present fairly, in all material respects, the compliance with special regulatory requirements by StockTraders as of December 31, 2005.

LINDA Y. COX
Garden Grove, CA

StockTraders
Supplemental Schedule #1
December 31, 2005

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total assets	$161,624	
Less total liabilities	(1,627)	
Total net worth		$159,997
Total available capital		159,997
Less: nonallowable assets		
Furniture & fixtures (net of accumulated depreciation)	40	
Security deposit	735	
Total nonallowable assets		775
Tentative net capital		159,222
Less haircuts on allowable assets		0
Net capital		$159,222

See Accountant's Audit Report

StockTraders
Supplemental Schedule #2
December 31, 2005

RECONCILIATION OF COMPUTATION OF NET CAPITAL

There were no material differences between the amount appearing on StockTraders PTIIA December 31, 2005 filing statement and the net capital calculated for the audited financial statements as of December 31, 2005.

See Accountant's Audit Report

StockTraders
Supplemental Schedule #3
December 31, 2005

SPECIAL RESERVE BANK ACCOUNT

StockTraders is exempt from the 15c3-3 provisions under paragraph K-2-ii which requires non-clearing fully disclosed broker/dealers to fund a special reserve bank account to meet possible future claims in the event of a company's liquidation.

StockTraders
Supplemental Schedule #4
December 31, 2005

STATUS OF MEMBERSHIP IN SIPC

StockTraders is a member of the SIPC, but is exempt from filing a separate audited statement regarding its membership in the SIPC under SEC Rule 17a-5(e)(4). Companies who must submit audited financial statements and have gross revenues less than $500,000 are not required to file a supplemental independent public accountant's report covering Form SIPC-7. The minimum assessment for membership of $150, was paid by StockTraders in accordance with the applicable instructions for Form SIPC-4.

StockTraders
Supplemental Schedule #5
December 31, 2005

REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

In planning and performing my audit of the financial statements and supplemental schedules of StockTraders (the Company), for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be a material weakness as defined above.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemptions from Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in

the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

It is understood that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2005, and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2005.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA } SS.
COUNTY OF Orange }

On 2/28/2006 before me, Safaa W Abdelmalak,
(Print name of Notary)

a Notary Public, personally appeared Jeffrey A Joslin

☐ Personally known to me OR ☑ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Safaa W Abdelmalak
Signature of Notary

SAFAA W. ABDELMALAK
Commission # 1522841
Notary Public - California
Orange County
My Comm. Expires Oct 29, 2008

(Seal)

Capacity Claimed by Signer	Description of Attached Document
☑ Individual(s)	(Although this information is **optional**, it could prevent fraudulent attachment of this certificate to another document.)
☐ Corporate Officer(s) - Title(s) N/A	This certificate is for attachment to the document described below:
☐ Partner(s)	Title or type of document U.S. Securities and Exchange Commission Annual Audited Report
☐ Attorney-in-Fact	Number of pages (1)
☐ Trustee(s)	Date of document 12/31/2005
☐ Guardian/Conservator N/A	Signer(s) other than named above N/A
☐ Other:	
Signer is Representing: Name of person(s) or Entity(ies) N/A	

SAV-191A (2/06)

LINDA Y. COX
Certified Public Accountant
Professional Accounting and Tax Services